UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SERVIER DETROIT INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

SERVIER PHARMACEUTICALS LLC

(Names of Filing Persons (Parent of Offeror))

an indirect wholly owned subsidiary of

SERVIER S.A.S.

(Names of Filing Persons (Parent of Offeror))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23954D109

(CUSIP Number of Class of Securities)

Deniz Razon

Chief Business Officer

Servier Pharmaceuticals LLC

200 Pier Four Boulevard

7th Floor

Boston, MA 02210

Telephone: (800) 807-6124

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Piotr Korzynski

Michael S. Pilo

Michael F. DeFranco

Michelle Carr

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

Telephone: (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed by Servier S.A.S., a French société par actions simplifiée (“Servier”), Servier Pharmaceuticals LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Servier (“Parent”), and Servier Detroit Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser” and together with Servier and Parent, the “Servier Parties”), on March 26, 2026. The Schedule TO relates to the offer by the Servier Parties for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), upon the terms and subject to the conditions set forth in Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery, each as defined in the Schedule TO, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraphs:

“The Offer expired at one minute following 11:59 p.m., Eastern Time, on April 22, 2026 (the “Expiration Time”), and was not extended. According to the Depositary, as of the Expiration Time, 88,180,910 Shares, representing approximately 85.34% of the issued and outstanding Shares as of the Expiration Time, had been validly tendered and not properly withdrawn. As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition.

Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time.

On April 23, 2026, the Servier Parties completed the acquisition of the Company pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares owned by the Company or the Servier Parties or held by any stockholders of the Company who were entitled to and who properly exercised appraisal rights in accordance with the DGCL) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on April 23, 2026, and the Company has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and the Company intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

A copy of the press release issued by Parent on April 23, 2026, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Parent on April 23, 2026.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2026	SERVIER DETROIT INC.

/s/ David Lee
	Name:	David Lee
	Title:	President and Secretary

SERVIER PHARMACEUTICALS LLC

/s/ David Lee
	Name:	David Lee
	Title:	Chief Executive Officer

SERVIER S.A.S.

/s/ Olivier Laureau
	Name:	Olivier Laureau
	Title:	President